Exhibit 99.4

Unaudited Pro Forma Combined Financial Information

Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) announced that it entered into share purchase agreement (the “SPA”) with Haitaoche Limited (“Haitaoche”) on December 31, 2020 and that it has made certain changes to its senior management team. Pursuant to the SPA, Kaixin will acquire 100% of the share capital of Haitaoche from the shareholders (the “Acquisition”). As consideration for the Acquisition, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche, upon the completion of the Acquisition, the Haitaoche shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Acquisition.

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of Kaixin and Haitaoche adjusted to give effect to the Acquisition as of the date of this announcement and as contemplated by the SPA. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma combined balance sheet as of June 30, 2020 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations as of December 31, 2019 give pro forma effect to the Business Combination as if it had consummated as of January 1, 2019, and the unaudited pro forma combined statements of operations as of June 30, 2020 give pro forma effect to the Business Combination as if it had consummated as of January 1, 2020.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

• the accompanying notes to the unaudited pro forma condensed combined financial statements;

• the (i) historical audited financial statements of Kaixin as of and for the year ended December 31, 2019 and the related notes; (ii) historical condensed unaudited financial statements of Kaixin as of and for the six months ended June 30, 2020 and the related notes.

• the (i) historical audited consolidated financial statements of Haitaoche as of and for the year ended December 31, 2019 and the related notes; (ii) historical condensed unaudited consolidated financial statements of Haitaoche as of and for the six months ended June 30, 2020 and the related notes.

• other information relating to Kaixin and Haitaoche contained in this statement, including the SPA and the description of certain terms thereof set forth in this statement.

The Company’s proposed transaction with Haitaoche constitutes a business combination that results in a “Change of Control” in accordance with U.S. GAAP. Under this method of accounting, Kaixin will be treated as the accounting acquiree for financial reporting purposes. This determination was primarily based on the holders of Haitaoche expecting to have a majority of the voting power of the post-combination company, Haitaoche senior management comprising majority of the senior management of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Haitaoche issuing stock for the net assets of Kaixin, accompanied by an acquisition. The assets and liabilities of Haitaoche are recognized and measured at their precombination carrying amounts. The identifiable assets and liabilities of Kaixin are recognized and measured at their fair value and goodwill represents the excess of the consideration transferred over the fair value of identifiable net assets from purchased of Kaixin’s business and is not deductible for tax purposes.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The unaudited pro forma adjustments represent Kaixin’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2020

(in thousands)

	Kaixin	Haitaoche	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$1,040	$3	$1,043	$-		1,043
Accounts receivable, net	247	-	247	-		247
Amounts due from related parties	-	4,373	4,373	-		4,373
Prepaid expenses and other current assets	30,565	-	30,565	-		30,565
Inventory	17,536	-	17,536	-		17,536
Total Current Assets	49,388	4,376	53,764	-		53,764
Property and equipment, net	110	1	111	-		111
Right-of-use assets, net	1,700	-	1,700	-		1,700
Intangible assets, net	-	7	7	-		7
Goodwill	-	-	-	3,237	(1)	3,237
Other non-current assets	-	4,177	4,177	-		4,177
Total Assets	$51,198	$8,561	$59,759	$3,237		$62,996

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$15,213	-	$15,213	-		$15,213
Accounts payable	1,072	-	1,072	-		1,072
Accrued expenses and other current liabilities	17,525	2	17,527	204	(2)	17,731
Amounts due to related parties, current	2,614	4,246	6,860	-		6,860
Advance from customer	4,946	16	4,962	-		4,962
Income taxes payable	5,251	20	5,271	-		5,271
Lease liabilities, current	2,216	-	2,216	-		2,216
Total Current Liabilities	48,837	4,284	53,121	204		53,325
Lease liabilities, non-current	322	-	322	-		322
Total Liabilities	49,159	4,284	53,443	204		53,647

Commitments and Contingencies

Shareholders’ Equity
Ordinary shares	6	8	14	1	(1)	15
Preferred shares	-	3	3	(3	)(1)	-
Additional paid-in capital	191,894	5,771	197,665	(193,608	)(1)	4,057
Statutory reserves	4,004	8	4,012	(4,004	)(1)	8
Accumulated deficit	(197,967)	(1,512)	(199,479)	197,967	(1)
				(204	)(2)	(1,716)
Accumulated other comprehensive loss	(2,884)	(1)	(2,885)	2,884	(1)	(1)
Total Shareholders’ Equity	(4,947)	4,277	(670)	3,033		2,363
Non-controlling interest	6,986	-	6,986	-		6,986
Total Liabilities and Equity	$51,198	$8,561	$59,759	$3,237		$62,996

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2020

(in thousands, except share and per share data)

	Kaixin	Haitaoche	Initial Pro Forma Combined	Pro Forma Adjustments	Pro Forma Income Statement
Net revenues	$33,295	$667	$33,962	$-	$33,962
Cost of revenues	(32,375)	(666)	(33,041)	-	(33,041)
Gross profit	920	1	921	-	921

Sales and marketing expenses	(1,852)	-	(1,852)	-	(1,852)
Research and development expenses	(503)	-	(503)	-	(503)
General and administrative expenses	(3,837)	(12)	(3,849)	-	(3,849)
Operating loss	(5,272)	(11)	(5,283)	-	(5,283)

Other income (expense):
Interest income	5	-	5	-	5
Interest expense	(607)	(1)	(608)	-	(608)
Other income, net	84	73	157	-	157
(Loss) income before income taxes	(5,790)	61	(5,729)	-	(5,729)
Income tax expenses	-	(15)	(15)	-	(15)
Net (loss) income	(5,790)	$46	$(5,744)	$-	$(5,744)
Less: net loss attributable to non-controlling interests	(12)	-	(12)	-	(12)
Net (loss) income attributable to Company	$(5,778)	$46	$(5,732)	$-	$(5,732)
Weighted average shares outstanding, basic and diluted	59,649,464			85,518,187	145,167,651
Basic and diluted net loss per share	$(0.10)				$(0.04)

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2019

(in thousands, except share and per share data)

	Kaixin	Haitaoche	Initial Pro Forma Combined	Pro Forma Adjustments	Pro Forma Income Statement
Net revenues	$334,697	$45,848	$380,545	$-	$380,545
Cost of revenues	(340,174)	(45,662)	(385,836)	-	(385,836)
Gross (loss) profit	(5,477)	186	(5,291)	-	(5,291)

Sales and marketing expenses	(14,364)	(195)	(14,559)	-	(14,559)
Research and development expenses	(3,357)	-	(3,357)	-	(3,357)
General and administrative expenses	(36,145)	(127)	(36,272)	-	(36,272)
Impairment of goodwill	(74,091)	-	(74,091)	-	(74,091)
Operating loss	(133,434)	(136)	(133,570)	-	(133,570)

Other income (expense):
Fair value change of contingent consideration	65,594	-	65,594	-	65,594
Interest income	69	-	69	-	69
Interest expense	(4,057)	(3)	(4,060)	-	(4,060)
Other income, net	840	29	869	-	869
Loss before income taxes	(70,988)	(110)	(71,098)	-	(71,098)
Income tax benefit	1,920	-	1,920	-	1,920
Net loss	(69,068)	(110)	(69,178)	-	(69,178)
Less: net loss attributable to non-controlling interests	(22,952)	-	(22,952)	-	(22,952)
Net loss attributable to stockholders of the Company	$(46,116)	$(110)	$(46,226)	$-	$(46,226)
Weighted average shares outstanding, basic and diluted	33,146,593			112,021,058	145,167,651
Basic and diluted net loss per share	$(1.39)				$(0.32)

1.	Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the business combination.

As of acquisition date, Haitaoche has not obtained the information necessary to enable it to complete the accounting for a business combination, the consideration transferred, the assets acquired, the liabilities assumed and noncontrolling interest for which the initial accounting is incomplete, thus have been determined only provisionally. As Kaixin issued 74,035,502 shares to acquire 100% of the share capital of Haitaoche, the consideration transferred is the fair value of Haitaoche. The carrying value of Haitaoche is considered as its fair value, and is allocated to tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values with the excess recorded as goodwill. The assets and liabilities of Haitaoche are measured and recognized in the consolidated financial statements at their precombination carrying amounts. The carrying value of Kaixin is assumed as its fair value due to the management estimated that Kainxin’s identifiable assets and liabilities have carrying values that approximate fair value. The noncontrolling interest is assumed that no discount for lack of control in the business combination. These are the management’s estimates as of now, and are subject to change when the Company completes its purchase price allocation valuation.

A summary of the consideration transferred at fair value as of acquisition date is estimated as below:

Consideration transferred	a	$4,277
Non-controlling interest in Kaixin	b	999
Minus:
Identifiable assets	c	51,198
Identifiable liabilities	d	49,159
Net identifiable assets	e=c-d	2,039
Goodwill	f=a+b-e	3,237

2.	Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Combined Balance Sheet

The adjustments included in the unaudited pro forma combined balance sheet as of June 30, 2020 are as follows:

(1)	Reflects equity structure of Haitaoche through (a) the contribution of all the share capital in Haitaoche to Kaixin, (b) the issuance of totally 145,167,651 shares, (c) the elimination of the historical accumulated deficit and other equity balances of Kaixin, the accounting acquiree in the business combination and (d) goodwill recognized in the business combination.

(2)	Reflects the payments of 0.2 million related to business combination expenses. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

3.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

The unaudited pro forma condensed combined financial information has been prepared for the six months ended June 30, 2020 and the year ended December 31, 2019:

	Year Ended December 31, 2019	Six Months Ended June 30, 2020
Pro forma net loss	$(46,226)	$(5,732)
Basic weighted average shares outstanding	145,167,651	145,167,651
Net loss per share--basic and diluted	$(0.32)	$(0.04)

Basic weighted average shares outstanding

Kaixin public shareholders	71,132,149	71,132,149
Kaixin issued ordinary shares to Haitaoche shareholders	74,035,502	74,035,502
Weighted average shares outstanding	145,167,651	145,167,651